Exhibit 99.1
September 27, 2022
Ferguson plc reports fourth quarter and year end results
EXECUTING OUR STRATEGY TO DELIVER STRONG OPERATING PERFORMANCE
Fourth quarter highlights
-         Strong sales growth of 21.4%, with core strengths driving market share gains.
-     Operating profit growth of 23.1% (21.5% on an adjusted basis) driven by strong sales and operating cost leverage.
-     Delivered operating margin of 10.2% (10.7% on an adjusted basis).
-     Completed seven acquisitions in the quarter with annualized revenues of approximately $470 million.
-    Share repurchases of $627 million during the fourth quarter.
Full year highlights
-         Sales growth of 25.3% driven by organic growth and further consolidation of our markets through acquisitions.
-     Operating profit growth of 44.6% (adjusted operating profit growth of 41.1%) outpaced net sales growth, resulting in operating margin of 9.9%, up 130 basis points (10.3% on an adjusted basis, up 110 basis points).
-     Final dividend increased by 15% to $1.91 per share bringing the total dividend to $2.75 per share, an increase of 15% for the year.
-     The Company will move to a quarterly interim dividend schedule in FY2023 with our first expected dividend declaration alongside our Q1 results.
-     Invested $650 million in seventeen acquisitions with annualized revenues of approximately $750 million.
-    Completed $1.5 billion of our $2.0 billion share repurchase program and extended the program by a further $0.5 billion, expected to complete within the next 12 months.
-    Balance sheet remains strong with net debt to adjusted EBITDA of 1.0x, at the bottom of our 1-2x target range.
FY2023 Guidance
•Net sales growth of low single digits driven by market outperformance and completed acquisitions
•Adjusted operating margin of 9.3% to 9.9%
•Interest expense of $170 - $190 million
•Adjusted effective tax rate of approximately 25%
•Capital expenditures of $350 - $400 million
Kevin Murphy, Ferguson CEO, commented “Our associates delivered another quarter of strong financial performance driven by continued market share gains and our ability to appropriately manage and pass through price inflation. Ongoing cost control ensured a robust profit performance in the quarter as we ran up against tough prior year comparables. For the full year, our teams achieved excellent results despite labor and supply chain challenges. The balance sheet remains strong as we continue to invest for organic growth, consolidate our fragmented markets through acquisitions and return capital to shareholders.
“We are well positioned for the year ahead with diversified end market exposure and a strong balance sheet. The agility of our business model will enable us to navigate macro economic headwinds. Importantly, we remain confident in the strength of our markets over the longer term and our financial guidance continues to reflect market outperformance, both organically and from acquisitions.”

	Three months ended July 31,
US$ (In millions, except per share amounts)	2022		2021		Change
	Reported(1)	Adjusted(2)	Reported(1)	Adjusted(2)	Reported	Adjusted
Net sales	7,971	7,971	6,567	6,567	+21.4%	+21.4%
Gross margin	30.5%	30.5%	31.4%	31.4%	(90) bps	(90) bps
Operating profit	814	849	661	699	+23.1%	+21.5%
Operating margin	10.2%	10.7%	10.1%	10.6%	+10 bps	+10 bps
Earnings per share - diluted	2.73	2.85	2.98	2.37	(8.4)%	+20.3%
Adjusted EBITDA		896		742		+20.8%

	Twelve months ended July 31,
US$ (In millions, except per share amounts)	2022		2021		Change
	Reported(1)	Adjusted(2)	Reported(1)	Adjusted(2)	Reported	Adjusted
Net sales	28,566	28,566	22,792	22,792	+25.3%	+25.3%
Gross margin	30.7%	30.7%	30.6%	30.6%	+10 bps	+10 bps
Operating profit	2,820	2,951	1,950	2,092	+44.6%	+41.1%
Operating margin	9.9%	10.3%	8.6%	9.2%	+130 bps	+110 bps
Earnings per share - diluted	9.59	9.76	7.25	6.75	+32.3%	+44.6%
Adjusted EBITDA		3,153		2,259		+39.6%
Net debt(2) : Adjusted EBITDA		1.0x		0.5x
(1) The results are presented in accordance with U.S. GAAP on a continuing operations basis.
(2) The Company uses certain non-GAAP measures, which are not defined or specified under U.S. GAAP. See the section titled “Non-GAAP Reconciliations and Supplementary Information.”
Summary of financial results
Fourth quarter
Net sales of $7,971 million were 21.4% ahead of last year, 19.5% higher on an organic basis with a further 2.1% contribution from acquisitions, partially offset by a 0.2% adverse impact from foreign exchange rates. Inflation in the fourth quarter was approximately 20%.
Gross margins of 30.5% were 90 basis points lower than last year driven primarily by strong prior year comparables, during a period of rapid commodity price inflation. Operating expenses continued to be well controlled, resulting in a net operating margin increase of 10 basis points on a reported and adjusted basis. We remain focused on productivity and efficiencies while investing in our talented associates, supply chain capabilities and technology.
Reported operating profit was $814 million, 23.1% ahead of last year. Adjusted operating profit of $849 million, increased 21.5% compared to last year.
Reported diluted earnings per share was $2.73 (Q4 FY2021: $2.98), a decrease of 8.4% due to a non-recurring prior year tax benefit. Adjusted diluted earnings per share of $2.85 increased 20.3% with the increase due to the strength of the operating profit performance in the quarter and the lower share count from share repurchases, partially offset by higher interest and tax.

Full year
Net sales of $28,566 million were 25.3% ahead of last year, 23.5% higher on an organic basis with an additional 1.8% from acquisitions. Inflation during the year was approximately high teens.
Gross margins of 30.7% were 10 basis points ahead of last year and operating expenses continued to be well controlled, resulting in an operating margin increase of 130 basis points (adjusted operating margin +110 basis points).
Reported operating profit was $2,820 million, 44.6% ahead of last year. Adjusted operating profit was $2,951 million, an increase of 41.1%.
Reported diluted earnings per share was $9.59 (FY2021: $7.25). Adjusted diluted earnings per share of $9.76 increased 44.6% due to the strength of the profit performance through the year and the lower share count from share repurchases.
USA - fourth quarter
The US business grew net sales by 22.1%, driven by 19.8% organic growth and an additional 2.3% from acquisitions.
Residential end markets, which comprise just over half of US revenue, remained robust during the quarter. New residential housing start and permit activity has eased but RMI work has remained resilient. Overall, residential revenue grew by approximately 17% in the fourth quarter.
Non-residential end markets, representing just under half of US revenue, experienced continued strong growth. Non-residential revenue grew by approximately 28% in the fourth quarter.
Adjusted operating profit of $829 million was 20.5% or $141 million ahead of last year.
We completed seven acquisitions during the quarter with annualized revenues of approximately $470 million. Among others, these included Aaron & Company, a leading plumbing and HVAC distributor in New Jersey and Minka Lighting, an own brand lighting and fan company. Geographic bolt-on and capability acquisitions, such as these, remain core to our growth strategy as we continue to consolidate our fragmented markets.
Within the Waterworks customer group we expanded our capabilities in geosynthetic and erosion control solutions by acquiring D2 Land & Water Resource and Triton Environmental, geotextile and erosion control specialists operating across the Midwest, Colorado, Pennsylvania and Texas. Additionally, we acquired STE, giving broader distribution rights for certain geotextile products that remove contaminants from polluted water.
Canada - fourth quarter
Net sales grew by 10.5%, with organic revenue growth of 14.2% offset by 3.7% due to the adverse impact of foreign exchange rates. Both residential and non-residential end markets grew in the quarter against strong comparables. Adjusted operating profit of $35 million grew by 25.0%, significantly outpacing revenue growth as a result of good operating leverage.

Segmental overview

	Three months ended July 31,			Twelve months ended July 31,
US$ (In millions)	2022	2021	Change	2022	2021	Change
Net sales:
USA	7,539	6,176	22.1%	27,067	21,478	26.0%
Canada	432	391	10.5%	1,499	1,314	14.1%
Total net sales	7,971	6,567	21.4%	28,566	22,792	25.3%

Adjusted operating profit:
USA	829	688	20.5%	2,893	2,070	39.8%
Canada	35	28	25.0%	112	76	47.4%
Central and other costs	(15)	(17)		(54)	(54)
Total adjusted operating profit	849	699	21.5%	2,951	2,092	41.1%
Financial position
Net debt at July 31, 2022 was $3.2 billion and during the year we invested $0.3 billion in capex, distributed $0.5 billion of dividends, invested $0.7 billion in 17 acquisitions, and repurchased $1.5 billion of the previously announced $2.0 billion share repurchase program.
Taking into account the Company’s strong financial position, we have extended the share repurchase program by an additional $0.5 billion, resulting in a remaining balance of approximately $1.0 billion, expected to be completed within the next 12 months.
If approved at the 2022 Annual General Meeting (“AGM”), the proposed final dividend of $1.91 per share (2021: $1.665 per share) representing an increase of 15% will be paid on December 8, 2022 to shareholders on the register on October 28, 2022. This brings the full year dividend to $2.75, a growth of 15% for the year.
In addition, the Company will move to a quarterly interim dividend payment from a semi-annual distribution schedule. Our first quarterly interim dividend is expected to be declared in December alongside our first quarter results announcement.
There have been no other significant changes to the financial position of the Company.
Board changes
Jacky Simmonds will step down as a Non-Executive Director at the 2022 AGM. The Board has benefitted from Ms. Simmonds’ extensive experience and from her leadership over the years of the Remuneration Committee (which has now been renamed the Compensation Committee as part of our transition to a US governance model). We thank Ms. Simmonds for her excellent service as a Board member and committee Chair, especially through a period of significant change for Ferguson, and we wish her well for her future. Subject to re-election at the AGM, Kelly Baker will become the Chair of the Compensation Committee after the AGM in succession to Ms. Simmonds. Also as part of the Board’s long term succession planning, and subject to re-election at the AGM, Suzanne Wood will succeed Alan Murray and become the Chair of the Audit Committee following re-election at this year’s AGM. Subject to re-election at the AGM, Mr. Murray will remain a member of the Audit Committee and has taken over as Chair of the Nominations & Governance Committee.

For further information please contact

Ferguson
Brian Lantz, Vice President IR and Communications	Mobile:	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	Mobile:	+1 757 603 0111

Media inquiries
John Pappas, Director of Financial Communications	Mobile:	+1 484 790 2727
Jonathan Doorley (Brunswick)	Tel:	+1 917 459 0419
Rebecca Kral (Brunswick)	Tel:	+1 917 818 9002
Investor conference call and webcast
A call with Kevin Murphy, CEO and Bill Brundage, CFO will commence at 7:30 a.m. ET (12:30 p.m. BST) today. The call will be recorded and available on our website after the event at www.fergusonplc.com.
Dial in number UK: +44 (0) 20 3936 2999
US: +1 646 664 1960
Ask for the Ferguson call quoting 196425. To access the call via your laptop, tablet or mobile device please go to www.fergusonplc.com. If you have technical difficulties, please click the “Listen by Phone” button on the webcast player and dial the number provided.
About us
Ferguson plc (NYSE: FERG; LSE: FERG) is a leading value-added distributor in North America providing expertise, solutions and products from infrastructure, plumbing and appliances to HVAC, fire, fabrication and more. We exist to make our customers’ complex projects simple, successful and sustainable. Ferguson is headquartered in the U.K., with its operations and associates solely focused on North America and managed from Newport News, Virginia. For more information, please visit www.fergusonplc.com or follow us on LinkedIn https://www.linkedin.com/company/ferguson-enterprises.
Analyst resources
For further information on quarterly financial breakdowns, visit www.fergusonplc.com on the Investors & Media page under Analyst Consensus and Resources.
Provisional financial calendar

Annual General Meeting record date*	November 28, 2022
Annual General Meeting	November 30, 2022
Q1 Results for period ending October 31, 2022	December 6, 2022
*Shareholders entered on the register of the Company as at 8:00 p.m. ET on November 28, 2022 will be entitled to attend or vote at the Annual General Meeting
Timetable for the final dividend
The timetable for payment of the proposed final dividend of $1.91 per share is as follows:
Ex-dividend date:    October 27, 2022
Record date:        October 28, 2022
Payment date:        December 8, 2022

The final dividend is declared in US dollars. Following the additional listing on NYSE of Ferguson plc ordinary shares in March 2021, the default currency for dividends is US dollars. Those shareholders who have not elected to receive the dividend in pounds sterling and who would like to make such an election with respect to the 2022 final dividend may do so online by going to Computershare's Investor Center and returning the completed form to the address located in the upper‐right corner of the form. The form is available at www‐us.computershare.com/investor/#home and navigating to Company Info > FERG > GBP Dividend Election and Mandate Form. Please note shareholders who were on the register as at close of business on March 5, 2021 with no alternative currency election in place will have been defaulted to receive dividends in pounds sterling.
The deadline to elect to receive the final dividend in pounds sterling, or to amend an existing election, is 5:00 p.m. ET on November 11, 2022 and any requests should be made in good time ahead of that date.
Cautionary note on forward-looking statements
Certain information included in this announcement is forward-looking, including within the meaning of the Private Securities Litigation Reform Act of 1995, and involves risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Forward-looking statements cover all matters which are not historical facts and include, without limitation, statements or guidance regarding or relating to our future financial position, results of operations and growth, projected interest in and ownership of our ordinary shares by domestic US investors, plans and objectives for future capabilities, risks associated with changes in global and regional economic, market and political conditions, ability to manage supply chain challenges, ability to manage the impact of product price fluctuations, our financial condition and liquidity, legal or regulatory changes, and other statements concerning the success of our business and strategies. Forward-looking statements can be identified by the use of forward-looking terminology, including terms such as “believes”, “estimates”, “anticipates”, “expects”, “forecasts”, “guidance”, “intends”, “continues,” “plans”, “projects”, “goal”, “target”, “aim”, “may”, “will”, “would”, “could” or “should” or, in each case, their negative or other variations or comparable terminology and other similar references to future periods. Forward-looking statements speak only as of the date on which they are made. They are not assurances of future performance and are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Therefore, you should not place undue reliance on any of these forward-looking statements. Although we believe that the forward-looking statements contained in this announcement are based on reasonable assumptions, you should be aware that many factors could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: weakness in the economy, market trends, uncertainty and other conditions in the markets in which we operate, and other factors beyond our control, including any macroeconomic or other consequences of the current conflict in Ukraine; failure to rapidly identify or effectively respond to direct and/or end customers’ wants, expectations or trends; decreased demand for our products as a result of operating in highly competitive industries and the impact of declines in the residential and non-residential markets, as well as the repair, maintenance and improvement (“RMI”) and new construction markets; changes in competition, including as a result of market consolidation; failure of a key information technology system or process as well as exposure to fraud or theft resulting from payment-related risks; privacy and protection of sensitive data failures, including failures due to data corruption, cybersecurity incidents or network security breaches; ineffectiveness of or disruption in our domestic or international supply chain or our fulfillment network, including delays in inventory, increased delivery costs or lack of availability; failure to effectively manage and protect our facilities and inventory; unsuccessful execution of our operational strategies; failure to attract, retain and motivate key associates; exposure of associates, contractors, customers, suppliers and other individuals to health and safety risks; inherent risks associated with acquisitions, partnerships, joint ventures and other business combinations, dispositions or strategic transactions; regulatory, product liability and reputational risks and the failure to achieve and maintain a high level of product and service quality; inability to renew leases on favorable terms or at all, as well as any remaining obligations under a lease if we close a facility; changes in, interpretations of, or compliance with tax laws in the United States, the United Kingdom, Switzerland or Canada; our indebtedness and changes in our credit ratings and outlook; fluctuations in foreign currency and product prices (e.g., commodity-priced materials, inflation/deflation); funding risks related to our defined benefit pension plans; legal proceedings as well as failure to comply with domestic and foreign laws and regulations or the occurrence of unforeseen developments such as litigation; risks associated with the relocation of our primary listing to the United States and any volatility in our share price and shareholder base in connection therewith; the costs and risk exposure relating to environmental, social and governance matters; adverse impacts caused by the COVID‐19 pandemic (or related variants); and other risks and uncertainties set forth in our Annual Report and Accounts 2021 under the heading “Principal risks and their management” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on September 28, 2021 under the heading “Risk Factors,” and in other filings we make with the SEC in the future.

Additionally, forward-looking statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Other than in accordance with our legal or regulatory obligations, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Ferguson plc
Non-GAAP Reconciliations and Supplementary Information
(unaudited)
Non-GAAP items
This announcement contains certain financial information that is not presented in conformity with U.S. GAAP. These non-GAAP measures include adjusted operating profit, adjusted operating margin, adjusted net income, adjusted earnings per share, adjusted earnings per share - diluted, adjusted EBITDA, adjusted effective tax rate, net debt and net debt to adjusted EBITDA ratio. The Company believes that these non-GAAP measures provide users of the Company’s financial information with additional meaningful information to assist in understanding financial results and assessing the Company’s performance from period to period. Management believes these measures are important indicators of operations because they exclude items that may not be indicative of our core operating results and provide a better baseline for analyzing trends in our underlying businesses, and they are consistent with how business performance is planned, reported and assessed internally by management and the Board. Such non-GAAP adjustments include: amortization of acquired intangible assets, discrete tax items, business restructuring charges, corporate restructuring charges which includes costs associated with the Company’s listing in the United States, gains or losses on the disposals of businesses which by their nature do not reflect primary operations and certain other items deemed non-recurring in nature and/or that are not a result of the Company’s primary operations. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names. These non-GAAP financial measures should not be considered in isolation or as a substitute for results reported under U.S. GAAP. These non-GAAP financial measures reflect an additional way of viewing aspects of operations that, when viewed with U.S. GAAP results, provide a more complete understanding of the business. The Company strongly encourages investors and shareholders to review Company financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.
The Company does not provide a reconciliation of forward-looking non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures on a forward-looking basis because it is unable to predict with reasonable certainty or without unreasonable effort non-recurring items, such as those described above as non-GAAP adjustments, that may arise in the future.

Summary of Organic Revenue
Management evaluates organic revenue growth as it provides a consistent measure of the change in revenue year-on-year. Organic revenue growth is determined as the growth in total reported revenue excluding the growth (or decline) attributable to currency exchange rate fluctuations, trading days, acquisitions and disposals, divided by the preceding financial year’s revenue at the current year’s exchange rates.
A summary of the Company’s historical revenue and organic revenue growth is below:

	Q4 2022		Q3 2022		Q2 2022		Q1 2022		Q4 2021		Q3 2021
	Revenue	Organic Revenue	Revenue	Organic Revenue	Revenue	Organic Revenue	Revenue	Organic Revenue	Revenue	Organic Revenue	Revenue	Organic Revenue
USA	22.1%	19.8%	23.9%	23.7%	32.6%	29.4%	27.1%	25.2%	23.6%	23.8%	23.3%	20.1%
Canada	10.5%	14.2%	8.8%	11.3%	18.7%	13.8%	19.6%	13.9%	30.8%	20.1%	52.2%	35.2%
Continuing operations	21.4%	19.5%	23.1%	23.1%	31.8%	28.5%	26.6%	24.5%	24.0%	23.6%	24.5%	20.9%
For further details regarding organic revenue growth, visit www.fergusonplc.com on the Investors & Media page under Analyst Consensus and Resources.
Reconciliation of Net Income to Adjusted Operating Profit and Adjusted EBITDA

	Three months ended		Twelve months ended
	July 31,		July 31,
(In millions)	2022	2021	2022	2021
Net Income	$580	$674	$2,122	$1,472
Loss (income), discontinued operations (net of tax)	2	(9)	(23)	158
Provision for income taxes	193	(15)	609	232
Interest expense, net	40	20	111	98
Other Loss (income)	(1)	(9)	1	(10)
Non-GAAP adjustments(1)	5	8	17	11
Amortization of acquired intangibles	30	30	114	131
Adjusted Operating Profit	849	699	2,951	2,092
Depreciation & impairment of PP&E	35	33	140	130
Amortization & impairment of non-acquired intangibles	12	10	62	37
Adjusted EBITDA	$896	$742	$3,153	$2,259

(1) For both the three and twelve months ended July 31, 2022 and 2021, non-GAAP adjustments primarily relate to the incremental costs of the Company’s listing in the United States. In fiscal 2021, both the three and twelve month periods also include the release of business restructuring provisions.

Net Debt : Adjusted EBITDA Reconciliation
To assess the appropriateness of its capital structure, the Company’s principal measure of financial leverage is net debt to adjusted EBITDA. The Company aims to operate with investment grade credit metrics and keep this ratio within one to two times.
Net debt
Net debt comprises bank overdrafts, bank and other loans and derivative financial instruments, excluding lease liabilities, less cash and cash equivalents. Long-term debt is presented net of debt issuance costs.

(In millions)	July 31, 2022	July 31, 2021
Long-term debt(1)	$3,679	$2,512
Short-term debt(2)	282	36
Derivative liabilities (assets)	4	(21)
Cash and cash equivalents	(771)	(1,335)
Net debt	$3,194	$1,192
Adjusted EBITDA	$3,153	$2,259
Net debt: Adjusted EBITDA	1.0x	0.5x
(1) Long-term debt as of July 31, 2022 includes the Company’s $1 billion bond financing completed in April 2022.
(2) Includes bank overdrafts of $32 million and $36 million in fiscal 2022 and 2021, respectively. Bank overdrafts are included in other current liabilities in the Company’s Condensed Consolidated Balance Sheet.

Reconciliation of Net Income to Adjusted Net income and Adjusted EPS

	Three months ended		Twelve months ended
	July 31,		July 31,
(In millions, except per share amounts)	2022	2021	2022	2021
Net Income	$580	$674	$2,122	$1,472
Loss (income) from discontinued operations (net of tax)	2	(9)	(23)	158
Income from continuing operations	582	665	2,099	1,630
Non-GAAP adjustments(1)	5	8	17	11
Amortization of acquired intangibles	30	30	114	131
Discrete tax adjustments(2)	—	(149)	(72)	(203)
Tax impact of non-GAAP adjustments(3)	(9)	(25)	(21)	(51)
Adjusted Net Income	$608	$529	$2,137	$1,518

Adjusted earnings per share:
Basic	$2.86	$2.38	$9.82	$6.79
Diluted	$2.85	$2.37	$9.76	$6.75
Weighted average number of shares outstanding:
Basic	212.3	222.2	217.7	223.5
Diluted	213.4	223.3	218.9	224.8
(1) For both the three and twelve months ended July 31, 2022 and 2021, non-GAAP adjustments primarily relate to the incremental costs of the Company’s listing in the United States. In fiscal 2021, both the three and twelve month periods also include the release of business restructuring provisions in connection with previously anticipated COVID-19 cost actions recorded in fiscal 2020.
(2) In fiscal 2022, the discrete tax adjustments primarily relate to the release of uncertain tax positions following the closure of tax audits and prior year adjustments, including amended tax return items. In 2021, the discrete tax adjustments primarily relate to the release of uncertain tax positions following the closure of tax audits.
(3) Represents the tax impact of non-GAAP adjustments, primarily the tax impact on the amortization of acquired intangibles.

Ferguson plc
Condensed Consolidated Statements of Earnings
(unaudited)

	Three months ended July 31,		Twelve months ended July 31,
(In millions, except per share amounts)	2022	2021	2022	2021
Net sales	$7,971	$6,567	$28,566	$22,792
Cost of sales	(5,536)	(4,505)	(19,810)	(15,812)
Gross profit	2,435	2,062	8,756	6,980
Selling, general and administrative expenses	(1,544)	(1,328)	(5,635)	(4,732)
Depreciation and amortization	(77)	(73)	(301)	(298)
Operating profit	814	661	2,820	1,950
Interest expense, net	(40)	(20)	(111)	(98)
Other income (expense), net	1	9	(1)	10
Income before income tax	775	650	2,708	1,862
Provision for income taxes	(193)	15	(609)	(232)
Income from continuing operations	582	665	2,099	1,630
(Loss) income from discontinued operations (net of tax)	(2)	9	23	(158)
Net income	$580	$674	$2,122	$1,472

Earnings per share - Basic:
Continuing operations	$2.74	$2.99	$9.64	$7.29
Discontinued operations	(0.01)	0.04	0.11	(0.70)
Total	$2.73	$3.03	$9.75	$6.59

Earnings per share - Diluted:
Continuing operations	$2.73	$2.98	$9.59	$7.25
Discontinued operations	(0.01)	0.04	0.10	(0.70)
Total	$2.72	$3.02	$9.69	$6.55

Weighted average number of shares outstanding:
Basic	212.3	222.2	217.7	223.5
Diluted	213.4	223.3	218.9	224.8

Ferguson plc
Condensed Consolidated Balance Sheets
(unaudited)

	July 31,
(In millions)	2022	2021(1)
Assets
Cash and cash equivalents	$771	$1,335
Accounts receivable, net	3,610	2,786
Inventories, net	4,333	3,273
Prepaid and other current assets	834	732
Assets held for sale	3	3
Total current assets	9,551	8,129
Property, plant and equipment, net	1,376	1,305
Operating lease right-of-use assets	1,200	1,102
Deferred income taxes, net	177	240
Goodwill	2,048	1,828
Other intangible assets, net	782	546
Other non-current assets	527	559
Total assets	$15,661	$13,709

Liabilities and shareholders' equity
Accounts payable	$3,607	$3,030
Short-term debt	250	—
Current portion of operating lease liabilities	321	263
Share repurchase liability	324	—
Other current liabilities	1,297	1,445
Total current liabilities	5,799	4,738
Long-term debt	3,679	2,512
Long-term portion of operating lease liabilities	878	827
Other long-term liabilities	640	629
Total liabilities	$10,996	$8,706
Total shareholders' equity	4,665	5,003
Total liabilities and shareholders' equity	$15,661	$13,709
(1) Certain prior year amounts have been reclassified to conform with current year presentation.

Ferguson plc
Condensed Consolidated Statement of Cash flows
(unaudited)

(In millions)	Twelve months ended July 31,
	2022	2021
Cash flows from operating activities:
Net income	$2,122	$1,472
(Income) loss from discontinued operations	(23)	158
Income from continuing operations	2,099	1,630
Depreciation and amortization	301	298
Share-based compensation	57	77
Net loss (gain) on disposal of assets and impairment	15	—
Increase in inventories	(927)	(748)
Increase in receivables and other assets	(780)	(756)
Increase in accounts payable and other liabilities	436	1,012
Decrease in income taxes	(62)	(170)
Other operating activities	10	(6)
Net cash provided by operating activities of continuing operations	1,149	1,337
Net cash provided by operating activities of discontinued operations	—	45
Net cash provided by operating activities	1,149	1,382
Cash flows from investing activities:
Purchase of businesses acquired, net of cash required	(650)	(286)
Capital expenditures	(290)	(241)
Proceeds from the sale of assets and divestitures	4	18
Other investing activities	(10)	(6)
Net cash used in investing activities of continuing operations	(946)	(515)
Net cash provided by investing activities of discontinued operations	24	390
Net cash used in investing activities	(922)	(125)
Cash flows from financing activities:
Purchase of own shares by Employee Benefit Trust	(92)	—
Purchase of treasury shares	(1,545)	(400)
Proceeds from sale of treasury shares	13	18
Repayments of debt	(575)	(375)
Proceeds from debt(1)	2,019	4
Change in bank overdrafts	(4)	(213)
Cash dividends	(538)	(1,036)
Other financing activities	(22)	(49)
Net cash (used in) provided by financing activities	(744)	(2,051)
Change in cash, cash equivalents and restricted cash	(517)	(794)
Effects of exchange rate changes	(40)	6
Cash, cash equivalents and restricted cash, beginning of period	1,342	2,130
Cash, cash equivalents and restricted cash, end of period(1)	$785	$1,342
(1) In the twelve months ended July 31, 2022, proceeds from debt includes the $1 billion bond financing completed in April 2022.